Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements for the period ended March 31, 2022, dated May 12, 2022, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial statements for the three-month period ended March 31, 2022 The Hague, May 12, 2022 Helping people live their best lives

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Condensed consolidated income statement

EUR millions	Notes	1Q 2022	1Q 2021

Premium income	4	3,930	3,958

Investment income	5	2,055	2,093

Fee and commission income		720	674

Total revenues		6,706	6,725

Income from reinsurance ceded		986	920

Results from financial transactions	6	(15,383)	1,886

Other income	7	371	41

Total income / (charges)		(7,319)	9,573

Benefits and expenses	8	(7,688)	9,066

Impairment charges / (reversals)		28	13

Interest charges and related fees		82	84

Other charges		(6)	5

Total charges / (income)		(7,583)	9,167

Share in profit / (loss) of joint ventures		75	67

Share in profit / (loss) of associates		34	(15)

Result before tax		373	458

Income tax (expense) / benefit	9	39	(72)

Net result		412	386

Net result attributable to:

Owners of Aegon N.V.		385	383

Non-controlling interests		27	3

Earnings per share (EUR per share)	13

Basic earnings per common share		0.19	0.18

Basic earnings per common share B		-	-

Diluted earnings per common share		0.19	0.18

Diluted earnings per common share B		-	-

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Condensed consolidated statement of comprehensive income

EUR millions	1Q 2022	1Q 2021

Net result	412	386

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	(1)	-

Remeasurements of defined benefit plans	512	489

Income tax relating to items that will not be reclassified	(122)	(117)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	(4,945)	(2,576)

Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(65)	(62)

Changes in cash flow hedging reserve	(266)	(138)

Movement in foreign currency translation and net foreign investment hedging reserve	355	648

Equity movements of joint ventures	(23)	(2)

Equity movements of associates	(2)	(3)

Disposal of group assets	1	6

Income tax relating to items that may be reclassified	1,122	593

Other	(1)	11

Total other comprehensive income / (loss) for the period	(3,434)	(1,151)

Total comprehensive income / (loss)	(3,022)	(765)

Total comprehensive income / (loss) attributable to:

Owners of Aegon N.V.	(3,054)	(772)

Non-controlling interests	31	7

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Condensed consolidated statement of financial position
EUR millions	Notes	March 31, 2022	December 31, 2021

Assets

Cash and cash equivalents		7,105	6,889

Investments	10	149,240	158,463

Investments for account of policyholders	11	236,078	250,953

Derivatives		7,882	8,827

Investments in joint ventures		1,809	1,743

Investments in associates		1,330	1,289

Reinsurance assets		21,423	20,992

Deferred expenses		11,524	10,503

Other assets and receivables		10,539	7,892

Intangible assets		1,365	1,333

Total assets		448,296	468,884

Equity and liabilities

Shareholders’ equity		21,177	24,282

Other equity instruments		2,372	2,363

Issued capital and reserves attributable to owners of Aegon N.V.		23,549	26,645

Non-controlling interests		219	196

Group equity		23,768	26,841

Subordinated borrowings		2,227	2,194

Trust pass-through securities		122	126

Insurance contracts		122,115	124,422

Insurance contracts for account of policyholders		139,806	149,323

Investment contracts		22,089	21,767

Investment contracts for account of policyholders		99,043	104,592

Derivatives		11,654	10,639

Borrowings	14	9,459	9,661

Other liabilities		18,013	19,321

Total liabilities		424,528	442,044

Total equity and liabilities		448,296	468,884

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Condensed consolidated statement of changes in equity For the period ended March 31, 2022
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves[2]	Non- controlling interests	Total

Three months ended March 31, 2022

At beginning of year	7,354	12,362	6,442	(2,199)	325	2,363	26,645	196	26,841

Net result recognized in the income statement	-	385	-	-	-	-	385	27	412

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	18	(18)	-	-	-	(1)	-	(1)
Remeasurements of defined benefit plans	-	-	-	512	-	-	512	-	512
Income tax relating to items that will not be reclassified	-	-	-	(122)	-	-	(122)	-	(122)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments			(4,945)	-	-	-	(4,945)	-	(4,945)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(65)	-	-	-	(65)	-	(65)
Changes in cash flow hedging reserve	-	-	(266)	-	-	-	(266)	-	(266)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	89	(11)	273	-	351	4	355
Equity movements of joint ventures	-	-	-	-	(23)	-	(23)	-	(23)
Equity movements of associates	-	-	-	-	(2)	-	(2)	-	(2)
Disposal of group assets	-	-	1	-	-	-	1	-	1
Income tax relating to items that may be reclassified	-	-	1,125	-	(3)	-	1,122	-	1,122
Other	-	(1)	-	-	-	-	(1)	-	(1)
Total other comprehensive income	-	17	(4,078)	379	244	-	(3,438)	4	(3,434)

Total comprehensive income / (loss) for 2022	-	401	(4,078)	379	244	-	(3,054)	31	(3,022)

Issuance and purchase of (treasury) shares	-	(49)	-	-	-	-	(49)	-	(49)
Coupons on perpetual securities	-	(2)	-	-	-	-	(2)	-	(2)
Incentive plans	-	-	-	-	-	9	9	-	9
Change in ownership non-controlling interest	-	-	-	-	-	-	-	(8)	(8)
At end of period	7,354	12,712	2,363	(1,821)	569	2,372	23,549	219	23,768
[1]	Please refer to the note on share capital for a breakdown.
[2]	Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Condensed consolidated statement of changes in equity For the period ended March 31, 2021

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves[2]	Non- controlling interests	Total

Three months ended March 31, 2021

At beginning of year	7,480	10,943	7,480	(2,534)	(554)	2,569	25,384	75	25,459

Net result recognized in the income statement	-	383	-	-	-	-	383	3	386

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	489	-	-	489	-	489
Income tax relating to items that will not be reclassified	-	-	-	(117)	-	-	(117)	-	(117)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(2,576)	-	-	-	(2,576)	-	(2,576)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(62)	-	-	-	(62)	-	(62)
Changes in cash flow hedging reserve	-	-	(138)	-	-	-	(138)	-	(138)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	221	(41)	466	-	645	2	648
Equity movements of joint ventures	-	-	-	-	(2)	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(3)	-	(3)	-	(3)
Disposal of group assets	-	-	-	-	6	-	6	-	6
Income tax relating to items that may be reclassified	-	-	588	-	5	-	593	-	593
Other	-	9	-	-	-	-	9	2	11
Total other comprehensive income	-	9	(1,967)	331	471	-	(1,156)	4	(1,151)

Total comprehensive income / (loss) for 2021	-	392	(1,967)	331	471	-	(772)	7	(765)
Issuance and purchase of (treasury) shares	-	1	-	-	-	-	1	-	1
Coupons on perpetual securities	-	(9)	-	-	-	-	(9)	-	(9)
Incentive plans	-	-	-	-	-	5	5	-	5
At end of period	7,480	11,328	5,512	(2,203)	(82)	2,574	24,609	82	24,691
[1]	Please refer to the note on share capital for a breakdown.
[2]	Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Condensed consolidated cash flow statement
EUR millions	1Q 2022	1Q 2021

Result before tax	373	458

Results from financial transactions	15,569	(2,490)

Amortization and depreciation	330	274

Impairment losses	10	11

Income from joint ventures	(75)	(67)

Income from associates	(34)	15

Release of cash flow hedging reserve	(31)	(24)

Other	(307)	3

Adjustments of non-cash items	15,461	(2,278)

Insurance and investment liabilities	(1,603)	(1,387)

Insurance and investment liabilities for account of policyholders	(15,159)	2,287

Accrued expenses and other liabilities	443	(492)

Accrued income and prepayments	(1,546)	(109)

Changes in accruals	(17,865)	298

Purchase of investments (other than money market investments)	(6,018)	(10,683)

Purchase of derivatives	(1,049)	(253)

Disposal of investments (other than money market investments)	8,794	12,091

Disposal of derivatives	74	(217)

Net purchase of investments for account of policyholders	2,040	2,398

Net change in cash collateral	(1,528)	(2,813)

Net purchase of money market investments	(194)	(502)

Cash flow movements on operating items not reflected in income	2,118	21

Tax received / (paid)	(21)	37

Other	3	(8)

Net cash flows from operating activities	69	(1,473)

Purchase of individual intangible assets (other than VOBA and future servicing rights)	(7)	(9)

Purchase of equipment and real estate for own use	(17)	(10)

Acquisition of subsidiaries, net of cash	(28)	-

Acquisition joint ventures and associates	(30)	(9)

Disposal of subsidiaries, net of cash	525	57

Dividend received from joint ventures and associates	22	9
Net cash flows from investing activities	466	38

Purchase of treasury shares	(50)	-

Proceeds from TRUPS[1], subordinated loans and borrowings	638	680

Repayment of TRUPS[1], subordinated loans and borrowings	(895)	(438)

Coupons on perpetual securities	(3)	(12)

Payment of Right-of-use Assets	(13)	(14)

Change in ownership non-controlling interests	(8)	-
Net cash flows from financing activities	(331)	215
Net increase / (decrease) in cash and cash equivalents [2]	203	(1,220)

Net cash and cash equivalents at the beginning of the reporting period	6,889	8,372

Effects of changes in exchange rate	13	57
Net cash and cash equivalents at the end of the reporting period	7,105	7,209

1 Trust pass-through securities

2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,446 million (2021: EUR 1,451 million) dividends received EUR 734 million (2021: EUR 756 million) and interest paid EUR 36 million (2021: EUR 9 million). All included in operating activities except for dividend received from joint ventures and associates EUR 22 million (2021: EUR 9 million).

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Headquarters are located in The Hague, the Netherlands. The Group employs over 21,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the three-month period ended, March 31, 2022 (‘first quarter 2022’ or ‘1Q 2022’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘EU-IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with EU-IFRS and should therefore be read together with the 2021 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2021. Aegon’s Integrated Annual Report for 2021 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the three-month period ended, March 31, 2022, were approved by the Supervisory Board on May 11, 2022.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2021 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2022 had no material impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1 New IFRS accounting standards effective from 2022

In 2022, the following amendments to existing standards issued by the IASB became effective:

◆    IAS 37 Provisions, Contingent Liabilities and Contingent Assets;

◆    IAS 16 Property, Plant and Equipment; and

◆    IFRS 3 Business Combinations.

2.2 Future adoption of new EU-IFRS accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2022, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2021.

The IASB did not issue new amendments to its current standards in the three-month period ended, March 31, 2022.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

2.3 Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Macro-economic context

In the first three-month period of 2022, we have seen the Russian invasion of Ukraine, which caused a humanitarian crisis and also impacted global financial markets and caused significant economic turbulence. Equity markets in Aegon’s three main markets decreased in the first quarter of 2022 compared to the growth of equity markets in 2021. Furthermore, although interest rates remain low, compared to December 31, 2021 interest rates have increased significantly in Aegon’s main markets. Additionally, credit spreads have widened compared to December 31, 2021 and affected Aegon’s results.

Uncertainty resulting from COVID-19

In the first three-month period of 2022 the COVID-19 pandemic continued to cause significant disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks.

In the first three-month period of 2022 Aegon’s operating result in the Americas was impacted by EUR 102 million of adverse mortality in Life, of which EUR 55 million (first three-month period of 2021: EUR 79 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. In 1Q 2022, Aegon continue to observe positive morbidity in Long-Term Care, but less favorable when compared to prior year. In 1Q 2022, Aegon continued to release a portion of the Long-Term Care incurred but not reported (IBNR) reserve established during the peak of the pandemic.

Aegon Group’s Solvency II capital position remained at a strong level of 210% per March 31, 2022 (December 31, 2021: 211%).

Aegon continues to monitor the relevant market and the economic factors to proactively manage the associated risks. Management believes that the most significant risks are related to financial markets (particularly credit, equity, and interest rates risks) and underwriting risks (particularly related to mortality, morbidity, and policyholder behavior).

Actuarial and economic assumptions

In the first three-month period of 2022, Aegon implemented no actuarial assumption and model updates (first three-month period of 2021: EUR 51 million gain).

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2021 Integrated Annual Report.

Sensitivity on liability adequacy test (LAT) in the Netherlands

At March 31, 2022 the liability adequacy test (LAT) of Aegon the Netherlands remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2021 Integrated Annual Report for further details on the accounting policy.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

The LAT deficit per March 31, 2022 in Aegon the Netherlands amounted to EUR 3.4 billion (December 31, 2021: EUR 5.2 billion), which was partially offset by the shadow loss recognition of EUR 1.5 billion (December 31, 2021: EUR 3.0 billion), resulting in a net deficit of EUR 1.9 billion (December 31, 2021: EUR 2.2 billion). The improvement of the LAT deficit by EUR 0.3 billion is driven by market movements (mainly increased interest rates and widening credit spreads, partly offset by the increased inflation curve) and is recorded in the income statement as part of benefits and expenses for the three-month period ended March 31, 2022.

Sensitivities of Aegon the Netherlands on bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT have not significantly changed compared to the sensitivities as reported in the 2021 Aegon’s Integrated Annual Report, except for sensitivities to interest rates. Following a decrease in the LAT deficit position per March 31, 2022 compared to December 31, 2021 the sensitivity to interest rates has changed. An increase of 100 bps in interest rates would result in a decrease in LAT deficit of EUR 2.8 billion (December 31, 2021: EUR 3.3 billion). A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 3.6 billion (December 31, 2021: EUR 4.3 billion).

2.4 Other

Taxes

Taxes on income for the three-month period ended March 31, 2022, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most relevant rates to Aegon) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2022	1	EUR	1.1126	0.8450
December 31, 2021	1	EUR	1.1372	0.8396

Weighted average exchange rates
			USD	GBP
Three months ended March 31, 2022	1	EUR	1.1220	0.8365
Three months ended March 31, 2021	1	EUR	1.2046	0.8737

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

3. Segment information

3.1 Segment results

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2022

Operating result geographically	166	187	51	47	68	(55)	-	463	17	480
Fair value items	(423)	(73)	53	9	-	(19)	-	(452)	(47)	(499)
Realized gains / (losses) on investments	13	61	-	(5)	4	-	-	73	(2)	71
Impairment charges	(6)	3	-	(1)	-	(18)	-	(21)	1	(20)
Impairment reversals	2	-	-	-	-	-	-	2	-	2
Non-operating items	(414)	(8)	53	3	3	(37)	-	(399)	(48)	(447)
Other income / (charges)	4	16	(23)	367	(8)	(26)	-	330	10	339

Result before tax	(244)	195	81	417	64	(118)	-	394	(21)	373
Income tax (expense) / benefit	68	(39)	(3)	(10)	(23)	24	-	18	21	39

Net result	(176)	156	78	408	41	(93)	-	412	-	412

Inter-segment operating result after tax	(66)	(24)	(20)	(6)	47	68

Revenues
Life insurance gross premiums	1,787	342	1,112	394	-	-	-	3,636	(307)	3,329
Accident and health insurance	337	144	-	125	-	-	-	606	(40)	567
Property & casualty insurance	-	35	-	46	-	-	-	81	(46)	35

Total gross premiums	2,124	522	1,112	565	-	-	-	4,323	(393)	3,930
Investment income	779	403	802	94	3	115	(119)	2,078	(23)	2,055
Fee and commission income	499	85	55	12	190	-	(46)	795	(75)	720
Other revenues	-	-	-	5	4	-	-	9	(9)	-

Total revenues	3,403	1,010	1,969	677	197	115	(165)	7,205	(499)	6,706

Inter-segment revenues	-	2	-	-	46	117

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2021

Operating result geographically	161	184	3 9	30	75	(58)	(1)	431	(43)	388

Fair value items	(52)	71	(48)	-	(2)	34	2	3	19	22

Realized gains / (losses) on investments	21	9	-	-	2	-	-	31	(3)	28

Impairment charges	(4)	2	-	-	-	(1)	-	(3)	-	(3)

Impairment reversals	9	1	-	-	-	8	-	19	-	19

Non-operating items	(25)	82	(48)	-	(1)	41	2	50	16	66

Other income / (charges)	(7)	33	(3)	15	(2)	(35)	-	1	3	4

Result before tax	129	299	(12)	44	72	(52)	1	482	(24)	458

Income tax (expense) / benefit	(7)	(71)	-	(8)	(21)	10	-	(96)	24	(72)

Net result	122	228	(11)	37	52	(42)	1	386	-	386

Inter-segment operating result after tax	(7)	(22)	(22)	(8)	46	12

Revenues

Life insurance gross premiums	1,650	392	1,143	381	-	-	-	3,566	(255)	3,311

Accident and health insurance	315	142	3	119	-	-	-	579	(33)	547

Property & casualty insurance	-	33	-	107	-	-	-	140	(40)	100

Total gross premiums	1,965	5 6 8	1,146	607	-	-	-	4,285	(327)	3,958

Investment income	705	501	819	88	2	59	(64)	2,110	(17)	2,093

Fee and commission income	473	72	51	14	213	-	(44)	779	(104)	674

Other revenues	-	-	-	2	-	-	-	3	(3)	-

Total revenues	3,143	1,140	2,015	712	216	59	(108)	7,177	(451)	6,725

Inter-segment revenues	-	4	-	-	44	60

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. The comparative figures in the segment results table have been adjusted to reflect this change, enabling a like for like comparison, which includes reclassifications between Americas and International for an operating result of EUR 2 million, life insurance gross premiums of EUR 41 million and Other revenues of EUR 2 million. There is no impact on the consolidated numbers of Aegon.

3.2 Investments

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
March 31, 2022

Investments
Shares	483	1,411	29	10	9	1	-	1,943
Debt securities	56,765	22,339	1,078	7,266	11	-	-	87,460
Loans	11,752	35,473	-	84	-	38	-	47,346
Other financial assets	8,663	78	807	101	104	-	-	9,753
Investments in real estate	41	2,681	-	16	-	-	-	2,738

Investments general account	77,703	6 1,981	1,9 14	7,478	12 4	3 9	-	149,240
Shares	-	8,498	18,261	13	-	-	(4)	26,767
Debt securities	-	10,899	7,155	21	-	-	-	18,075
Unconsolidated investment funds	107,979	1,064	72,387	493	-	-	-	181,923
Other financial assets	-	3,444	5,272	6	-	-	-	8,722
Investments in real estate	-	-	591	-	-	-	-	591

Investments for account of policyholders	107,979	23 ,9 05	103,665	53 2	-	-	(4)	236,078

Investments on balance sheet	185,682	85,887	105,580	8,010	124	39	(4)	385,319
Off balance sheet investments third parties	233,122	7,705	142,603	3,408	206,954	-	-	593,792

Total revenue generating investments	418,804	93,592	248,183	11,419	207,078	39	(4)	979,111

Investments
Available-for-sale	61,976	21,244	1,383	7,364	85	-	-	92,053
Loans	11,752	35,473	-	84	-	38	-	47,346
Financial assets at fair value through profit or loss	111,914	26,489	103,606	546	39	1	(4)	242,591
Investments in real estate	41	2,681	591	16	-	-	-	3,329

Total investments on balance sheet	185,682	85,887	105,580	8 ,0 10	12 4	3 9	(4)	385,319

Investments in joint ventures	-	362	-	1,033	415	(1)	-	1,809
Investments in associates	-	1,140	8	21	154	20	(12)	1,330
Other assets	38,033	13,178	4,171	2,900	447	29,445	(28,337)	59,838

Consolidated total assets	223,716	100,567	109,758	11,964	1,141	29,503	(28,353)	448,296

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
December 31, 2 021

Investments

Shares	493	1,410	29	72	9	1	-	2,015

Debt securities	61,014	26,951	1,159	8,060	11	-	-	97,195

Loans	11,352	35,990	-	93	-	20	-	47,455

Other financial assets	8,040	79	687	73	276	-	-	9,155

Investments in real estate	39	2,588	-	16	-	-	-	2,643

Investments general account	80,938	67,0 17	1,8 76	8,315	296	21	-	158,463

Shares	-	9,078	20,221	243	-	-	(4)	29,539

Debt securities	-	12,044	7,649	128	-	-	-	19,821

Unconsolidated investment funds	115,596	1,059	74,698	597	-	-	-	191,950

Other financial assets	-	3,493	5,581	6	-	-	-	9,080

Investments in real estate	-	-	563	-	-	-	-	563

Investments for account of policyholders	115,596	25,6 73	108,713	9 74	-	-	(4)	250,953

Investments on balance sheet	196,534	92 ,6 9 0	110,589	9,288	296	21	(4)	409,416

Off balance sheet investments third parties	239,566	7,711	151,097	2,982	212,779	-	-	614,136

Total revenue generating investments	436,100	100,402	261,687	12,270	213,076	21	(4)	1,023,552

Investments

Available-for-sale	65,694	24,443	1,299	8,191	257	-	-	99,884

Loans	11,352	35,990	-	93	-	20	-	47,455

Financial assets at fair value through profit or loss	119,450	29,669	108,727	987	40	1	(4)	258,871

Investments in real estate	39	2,588	563	16	-	-	-	3,206

Total investments on balance sheet	196,534	92 ,6 9 0	110,589	9,288	296	21	(4)	409,416

Investments in joint ventures	56	343	-	936	368	39	-	1,743

Investments in associates	-	1,103	9	18	151	20	(12)	1,289

Other assets	37,447	13,271	3,160	2,736	510	33,444	(34,133)	56,436

Consolidated total assets	234,037	10 7,4 0 8	113,758	12,979	1,326	33,525	(34,149)	468,884

Amounts included in the tables on investments are presented on an EU-IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Aegon has changed the grouping of the operating segments included in the performance measure as of 2022. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but is reported in the International segment. This change is applied prospectively in the investments overview.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

4. Premium income and premiums paid to reinsurers

EUR millions	1Q 2022	1Q 2021

Premium income
Life insurance	3,329	3,311
Non-life insurance	602	647
Total premium income	3,930	3 ,958
Accident and health insurance	567	547
Property & casualty insurance	35	100
Non-life Insurance premium income	602	647

Premiums paid to reinsurers [1]
Life insurance	519	497
Non-life insurance	46	47
Total premiums paid to reinsurers	565	545
Accident and health insurance	41	40
Property & casualty insurance	5	7
Non-life Insurance paid to reinsurers	46	47

[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note Benefits and expenses.

5. Investment income

EUR millions	1Q 2022	1Q 2021

Interest income	1,277	1,297
Dividend income	749	772
Rental income	29	24
Total investment income	2,055	2,093

Investment income related to general account	1,179	1,186
Investment income for account of policyholders	876	907
Total	2,055	2,093

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

6. Results from financial transactions

EUR millions	1Q 2022	1Q 2021

Net fair value change of general account financial investments at FVTPL other

than derivatives	208	54

Realized gains /(losses) on financial investments	67	39

Gains /(losses) on investments in real estate	86	(43)

Net fair value change of derivatives	(1,444)	(1,011)

Net fair value change on for account of policyholder financial assets at FVTPL	(14,406)	2,710

Net fair value change on investments in real estate for account of policyholders	29	3

Net foreign currency gains /(losses)	76	135

Net fair value change on borrowings and other financial liabilities	2	-

Total	(15,383)	1,886

Net fair value change on for account of policyholder financial assets at fair value through profit or loss are a charge in 1Q 2022, mainly due to declining equity markets, rising interest rates and credit spread widening in 1Q 2022 compared to December 31, 2021. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 8 Benefits and expenses.

7. Other income

Other income includes the book gain on the divestment of Aegon Hungary to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG), amounting to EUR 372 million. For more information on this divestment refer to note 18 Acquisitions/Divestments.

8. Benefits and expenses

EUR millions	1Q 2022	1Q 2021

Claims and benefits	(8,607)	8,141
Employee expenses	511	490
Administration expenses	358	376
Deferred expenses	(194)	(146)
Amortization charges	244	205
Total	(7,688)	9,066

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

EUR millions	1Q 2022	1Q 2021

Benefits and claims paid life	5,603	6,263

Benefits and claims paid non-life	352	347

Change in valuation of liabilities for insurance contracts	(12,210)	769

Change in valuation of liabilities for investment contracts	(3,517)	(357)

Other	12	(2)

Policyholder claims and benefits	(9,760)	7,019

Premium paid to reinsurers	565	545

Profit sharing and rebates	2	2

Commissions	586	576

Total	(8,607)	8,141

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

9. Income tax

The income tax benefit for 1Q 2022 amounts to EUR 39 million and includes recurring beneficial impacts of tax-exempt income and US tax credits. Non-taxable income in 1Q 2022 is related to tax exempt result in the Netherlands on the sale of the Hungarian business as well as the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

10. Investments

EUR millions	March 31, 2022	December 31, 2021

Available-for-sale (AFS)	92,053	99,884

Loans	47,346	47,455

Financial assets at fair value through profit or loss (FVTPL)	7,103	8,481

Financial assets, for general account, excluding derivatives	14 6 ,50 2	155,8 2 0

Investments in real estate	2,738	2,643

Total investments for general account , excluding derivatives	14 9 ,2 4 0	158 ,4 6 3

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	293	1,650	-	1,943

Debt securities	85,627	1,833	-	87,460

Money market and other short-term investments	5,125	87	-	5,212

Mortgages loans	-	-	40,572	40,572

Private loans	-	-	4,772	4,772

Deposits with financial institutions	-	-	63	63

Policy loans	-	-	1,936	1,936

Other	1,007	3,534	3	4,544

March 31, 2022	92,053	7,103	47,346	146,502

	AFS	FVTPL	Loans	Total
Shares	350	1,665	-	2,015

Debt securities	93,899	3,296	-	97,195

Money market and other short-term investments	4,790	120	-	4,910

Mortgages loans	-	-	40,624	40,624

Private loans	-	-	4,883	4,883

Deposits with financial institutions	-	-	52	52

Policy loans	-	-	1,893	1,893

Other	844	3,401	3	4,248

December 31, 2021	99,884	8,481	47,455	155,820

Total investments for general account, excluding derivatives, in the first three months of 2022 decreased, compared to the position at December 31, 2021, mainly due to rising interest rates and credit spread widening affecting bond valuation in mainly the Americas and the Netherlands.

11. Investments for account of policyholders

EUR millions	March 31, 2022	December 31, 2021

Shares	26,767	29,539

Debt securities	18,075	19,821

Money market and short-term investments	1,739	1,482

Deposits with financial institutions	3,539	4,105

Unconsolidated investment funds	181,923	191,950

Other	3,444	3,493

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	235,488	250,390

Investment in real estate	591	563

Total investments for account of policyholders	236, 078	250,953

Investments for account of policyholders in the first three months of 2022 decreased, compared to the position at December 31, 2021, mainly due to declining equity markets, rising interest rates and credit spread widening.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

12. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
	M arch 31, 2022				December 31, 2021
EUR millions	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	22	75	195	293	84	75	191	350
Debt securities	21,641	63,124	863	85,627	25,166	68,131	603	93,899
Money markets and other short-term instruments	1,176	3,949	-	5,125	1,204	3,586	-	4,790
Other investments at fair value	-	390	617	1,007	-	246	599	844
Total Available-for-sale investments	22,839	67,53 7	1,676	92,053	26,453	72,038	1,393	99,884

Fair value through profit or loss
Shares	74	226	1,349	1,650	85	237	1,343	1,665
Debt securities	117	1,707	9	1,833	130	3,161	5	3,296
Money markets and other short-term instruments	18	69	-	87	18	102	-	120
Other investments at fair value	1	350	3,183	3,534	2	389	3,010	3,401
Investments for account of policyholders [1]	119,705	115,212	571	235,488	129,794	119,653	943	250,390
Derivatives	328	7,553	2	7,882	150	8,676	1	8,827
Total Fair value through profit or loss	120,242	125,117	5,114	250,473	130,178	132,219	5,301	267,698
Total financial assets at fair value	143,082	192,654	6,790	342,526	156,631	204,256	6,694	367,582

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	68,339	(96)	68,244	-	71,249	(6)	71,242
Derivatives	136	8,833	2,685	11,654	39	7,162	3,437	10,639
Total financial liabilities at fair value	136	77,173	2,589	79,898	39	78,411	3,431	81,881

[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

In 1Q 2022, there are no transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis. Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments For the period ended M arch 3 1, 2022

EUR millions	At January 1, 2022	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At March 31, 2022	Total unrealized gains and losses for the period recorded in the P&L for instruments held at M arch 31, 2022 ³
Financial assets carried at fair value available-for-sale investments
Shares	191	1	11	(1)	(12)	-	4	-	-	195	-
Debt securities	603	(2)	(41)	413	(47)	(9)	8	4	(66)	863	-
Other investments at fair value	599	(20)	8	39	(17)	(4)	13	-	-	617	-
	1,393	(20)	(22)	451	(76)	(13)	25	4	(66)	1,676	-

Fair value through profit or loss
Shares	1,343	42	-	29	(65)	-	-	-	-	1,349	42
Debt securities	5	-	-	27	(23)	-	-	-	-	9	-
Other investments at fair value	3,010	222	-	89	(203)	-	66	-	-	3,183	74
Investments for account of policyholders	943	(7)	-	(372)	6	-	1	-	-	571	(62)
Derivatives	1	1	-	-	-	-	-	-	-	2	1
	5,301	2 58	-	(227)	(284)	-	67	-	-	5,114	54

Total assets at fair value	6,694	237	(22)	224	(361)	(13)	91	4	(66)	6,790	54

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(6)	(8)	-	(197)	115	-	1	-	-	(96)	(8)
Derivatives	3,437	(790)	-	-	(3)	-	40	-	-	2,685	607
	3,431	(798)	-	(197)	112	-	41	-	-	2,589	599

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement .

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Roll forward of Level III financial instruments For the period ended December 3 1, 2021

	At January 1, 2021	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At December 31, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2021
Financial assets carried at fair value available-for-sale investments
Shares	173	1	3	30	(26)	-	11	-	-	191	-
Debt securities	467	(1)	6	228	(29)	(46)	22	203	(246)	603	-
Other investments at fair value	581	(113)	7	111	(24)	(6)	43	-	-	599	-
	1,221	(114)	16	368	(80)	(52)	77	203	(246)	1,393	-

Fair value through profit or loss
Shares	1,329	150	-	179	(316)	1	1	-	-	1,343	147
Debt securities	242	(1)	-	124	(361)	-	-	-	-	5	1
Other investments at fair value	2,173	796	-	492	(638)	-	186	-	-	3,010	(1)
Investments for account of policyholders	1,012	206	-	(198)	(93)	-	22	-	(7)	943	162
Derivatives	22	(17)	-	-	(4)	-	-	-	-	1	(10)
	4,779	1,13 4	-	59 7	(1,411)	-	210	-	(7)	5,301	299

Total assets at fair value	6,000	1,020	16	965	(1,491)	(52)	286	203	(253)	6,694	299

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(12)	(1)	-	(361)	366	-	2	-	-	(6)	3
Derivatives	4,902	(1,627)	-	-	(14)	-	176	-	-	3,437	607
	4,890	(1,628)	-	(361)	352	-	178	-	-	3,431	610

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement .

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
	Carrying amount	Total estimated fair value	Carrying amount	Total estimated fair value
EUR millions	March 31, 2022		December 31, 2021
Assets
Mortgage loans - held at amortized cost	40,572	41,941	40,624	44,366
Private loans - held at amortized cost	4,772	5,002	4,883	5,491
Other loans - held at amortized cost	2,002	2,002	1,949	1,949

Liabilities
Subordinated borrowings - held at amortized cost	2,227	2,305	2,194	2,438
Trust pass-through securities - held at amortized cost	122	133	126	139
Borrowings – held at amortized cost	9,459	10,069	9,661	10,171
Investment contracts - held at amortized cost	21,904	21,032	21,573	20,861

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

13. Share capital

EUR millions	March 31, 2022	December 31, 2021

Share capital - par value	321	321
Share premium	7,033	7,033
Total share capital	7,354	7,354

Share capital - par value
Balance at January 1	321	320
Dividend	-	1
Balance	321	3 21

Share premium
Balance at January 1	7,033	7,160
Share dividend	-	(127)
Balance	7,033	7,033

EUR millions	1Q 2022	1Q 2021

Earnings per share ( EU R per share)
Basic earnings per common share	0.19	0.18
Basic earnings per common share B	-	-
Diluted earnings per common share	0.19	0.18
Diluted earnings per common share B	-	-

Earnings per share calculation
Net result attributable to owners of Aegon N.V.	385	383
Coupons on other equity instruments	(2)	(9)
Earnings attributable to common shares and common shares B	382	375

Earnings attributable to common shareholders	380	372
Earnings attributable to common shareholders B	3	3

Weighted average number of common shares outstanding (in millions)	2,026	2,044
Weighted average number of common shares B outstanding (in millions)	538	559

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Share buyback

During 1Q 2022, Aegon executed a program to repurchase 10,158,360 common shares for an amount of EUR 50 million to meet its obligations resulting from the 2021 and 2022 share-based compensation plans for senior management. Between January 7, 2022 and January 24, 2022, these common shares were repurchased at an average price of EUR 4.9227 per share. These shares are held as treasury shares and are used to cover future stock dividends.

On March 23, 2022, Aegon announced that it intends to return EUR 300 million of surplus cash capital to shareholders via a share buyback in the course of 2022, barring unforeseen circumstances. The share buyback will be executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range.

The EUR 300 million share buyback program commenced on April 1, 2022 and is expected to be completed on or before December 15, 2022. The first tranche of EUR 100 million is expected to be completed on or before June 30, 2022. For each tranche Aegon will engage a third party to execute the buyback transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period, and will subsequently be proposed to be cancelled at Aegon’s 2023 Annual General Meeting of Shareholders.

14. Borrowings

EUR millions	March 31, 2022	December 31, 2021

Capital funding	1,279	1,292
Operational funding	8,179	8,369
Total borrowings	9,459	9,661

During 1Q 2022, the operational funding decreased by EUR 0.2 billion due to a decrease in pre-mortgage warehouse-related funding.

15. Financial risks

Aegon’s sensitivity to interest rate risk as disclosed in Aegon’s 2021 Integrated Annual Report has changed impacted by rising interest rates during the first three months of 2022. The table below shows the updated sensitivity per March 31, 2022 and reflects the effect of a parallel shift in the yield curves on net result and shareholders’ equity.

	March 31, 2022		December 31, 2021

EUR millions	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	(227)	(4,084)	(340)	(4,227)
Shift down 100 basis points	109	4,676	127	3,627

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

16. Capital management and solvency

As at March 31, 2022, Aegon’s estimated capital position was:

Solvency II key figures

EUR millions	March 31, 2022 ¹	December 31, 2021

Group Own Funds	19,067	19,431

Group SCR	9,088	9,226

Group Solvency II ratio	210%	211%

¹ The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Available Own Funds across Tiers:

Eligible own funds

EUR millions	March 31, 2022	December 31, 2021

Tier 1 - unrestricted	13,771	14,044

Tier 1 - restricted	2,328	2,364

Tier 2	2,294	2,348

Tier 3	674	675
Total Eligible Own Funds	19 ,0 6 7	19 ,4 3 1

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

Reconciliation Shareholders’ Equity - Own Funds

EUR millions	March 31, 2022	December 31, 2021

EU-IFRS Shareholders’ Equity	21,177	24,282
EU-IFRS adjustments for Other Equity instruments and non controlling interests	2,591	2,559
EU-IFRS Group Equity	23,768	26,841
Solvency II revaluations and reclassifications	(5,910)	(9,565)
Transferability restrictions[1]	1,830	1,772
Excess of Assets over Liabilities	16,028	15,504
Availability adjustments	3,198	4,020
Tiering restrictions	(56)	-
Fungibility adjustments	(103)	(93)
Total Eligible own funds	19 ,0 6 7	19 ,4 3 1

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between EU-IFRS and Solvency II frameworks.

Availability adjustments in the first three months of 2022 decreased, compared to the position at December 31, 2021, mainly due to the tender offer (EUR 386 million) and the share buyback (EUR 300 million), as these items are included in foreseeable dividends and other distributions to holders of equity instruments. For more information about the tender offer and share buyback to note 19 Post reporting date events.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

17. Commitments and contingencies

There have been no material changes in commitments and contingencies as reported in Aegon’s 2021 Integrated Annual Report.

18. Acquisitions/Divestments

On March 23, 2022, Aegon completed the divestment of its Hungarian businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transaction amount to EUR 620 million. As a result of the transaction, the Group Solvency II ratio improved by approximately 6 percentage points. The book gain amounted to EUR 372 million, which includes a loss of EUR 39 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 411 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020.

On February 28, 2022, Transamerica acquired 100% equity interest in TAG Resources, LLC (TAG). TAG aggregates small to mid-market employer retirement plans (pooled-plan space) and provides administration and fiduciary oversight services as a third-party administrator for such plans, including providing plan design, consulting, and compliance to plan sponsors. The acquisition does not have a material impact on Aegon’s capital position or results.

19. Post reporting date events

On April 21, 2022 Aegon completed the divestment of its Turkish business to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The divestment had no material impact on Aegon’s capital position and operational results going forward.

On April 1, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004. Aegon bought back the securities at a purchase price of 90%. The gain realized on this tender offer amounts to EUR 43 million and will be recognized in retained earnings in 2Q 2022. The impact of this transaction has been reflected in Aegon’s Solvency II position in line with its policy to record foreseeable transactions in 1Q 2022.

Furthermore, a share buyback program of EUR 300 million has been announced on March 23, 2022 to be executed in the course of 2022, barring unforeseen circumstances. The share buyback will be executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range.

The EUR 300 million share buyback program commenced on April 1, 2022 and is expected to be completed on or before December 15, 2022. For each tranche Aegon will engage a third party to execute the buyback transaction on its behalf. The first tranche of EUR 100 million is expected to be completed on or before June 30, 2022. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period, and will subsequently be proposed to be cancelled at Aegon’s 2023 Annual General Meeting of Shareholders.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Disclaimers

Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, income tax and result before tax. These non-EU-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable EU-IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Customer responsiveness to both new products and distribution channels;
◆

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

◆	Changes in the policies of central banks and/or governments;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

◆

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

◆

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed consolidated interim financial statements

for the three-month period ended

March 31, 2022

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results

August 11, 2022	2Q 2022 Results

November 10, 2022	3Q 2022 Results

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Unaudited